August 12, 2009

VIA EDGAR FILING

To:           United States Securities and Exchange Commission
Attn: Melissa Feider
100 F Street, N.E.
Washington, D.C. 20549

Re:           Company Name: CoConnect, Inc. (the “Company”)

Dear Ms. Feider:

Please accept the below narrative which has been prepared by the Company in response to your communication dated July 31, 2009 regarding the review of the Company’s Form 8-K filed with the Securities and Exchange Commission on July 28, 2009. The Company’s response has been prepared based on a review of materials in the possession of the Company at this time. The Company reserves the right to amend its response to include additional information should such additional information become available to the Company and provide a more complete answer to an element of the subject inquiry.

In connection with responding to your comments, the Company acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, staff comment or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Comment number one:  Revise your disclosures to indicate whether your former accountant resigned, declined to stand for re-election or was dismissed.

Response: The Company’s former accountant, Pollard-Kelley Auditing Services, Inc. resigned.

Comment number two: Please amend your Form 8-K accordingly, as it appears the Company disclosed uncertainty regarding the ability to continue as a going concern in its accountants report for the fiscal 2008 Form 10-K.

Response: The Form 8-K has been amended to disclose the accountants concerns that, in connection with the Company’s lack of significant revenues, there exists a substantial doubt that the Company will be able to continue as a going concern.

Comment number three: Please disclose whether the board of directors or the audit committee recommended or approved the decision to change accountants.

Response: The change in accountant was not a decision of the board of directors; the accountant resigned. The board of directors has approved of the appointment of the new accountant, Chang G. Park, CPA.

Comment number four: Please provide the required disclosures for reportable events pursuant to Item 304(a)(1)(v) of Regulation S-K.

Response: None of the sections of Item 304(a)(1)(v) are applicable to the facts at hand. Item 304(a)(1)(v) appears to apply, but only in the event the accountant advised the Company of the lack of internal controls necessary to reliable financial statements. Item 8A of the Company’s Form 10-K focuses on and discloses certain material weaknesses in the internal controls over financial reporting, however, such material weaknesses were identified by the Company’s management, not by the accountant, Pollard-Kelley Auditing Services, Inc. These weaknesses were discovered, pinpointed and disclosed at the Company’s sole discretion and disclosure and were not recommended or advised by Pollard-Kelley Auditing Services, Inc.

Comment number five: To the extent you make changes to the Form 8-K, please obtain and file an updated Exhibit 16 letter from the former accountants..

Response: The Company has submitted the amended Form 8-K to the former accountant and has not yet, as of the date of this correspondence, received a response. When and if such response is received, such correspondence will be attached as an exhibit to this Form 8-K.

I hope that the information provided and attached hereto adequately responds to your request.  Should you wish to discuss any of the enclosed materials or responses to your questions, please feel free to contact me at 760-804-8844. My extension is 205.

Very truly yours,

CoConnect, Inc.

/s/ Mark L. Baum
_________________________________
By: Mark L. Baum
Its: Chief Executive Officer